# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., CIK 0001850862
CUSIP: 87677L102
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 2,016,841; sole dispositive power 0; shared dispositive power 2,016,841; aggregate amount beneficially owned 2,016,841 (7.4% of the class)
  Comment: Box 13 - The percentages used herein are based upon 27,070,104 shares of common stock outstanding, which represents the shares of common stock outstanding as of December 31, 2025, according to the Issuer's semi-annual certified shareholder report, filed with the Securities and Exchange Commission (the "SEC") on March 6, 2026 (the "Shareholder Report").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,016,841; sole dispositive power 0; shared dispositive power 2,016,841; aggregate amount beneficially owned 2,016,841 (7.4% of the class)
  Comment: Box 13 - The percentages used herein are based upon 27,070,104 shares of common stock outstanding, as disclosed in the Shareholder Report.

## Item 1. Security and Issuer
Name of issuer: Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, American International Plaza, 10th Floor, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D initially filed by the undersigned with the Securities and Exchange Commission (the "SEC") on October 6, 2021, as subsequently amended from time to time (collectively, the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

On May 20, 2026, Ocean Capital submitted a shareholder proposal to the Issuer consistent with, and as permitted by, Rule 14a-8 under the Securities Exchange Act of 1934 (the "Proposal"). The purpose of the Proposal is to permit shareholders to vote at the 2026 annual meeting of the shareholders of the Issuer to terminate the investment advisory agreement between the Issuer and its investment adviser, UBS Investment Managers of Puerto Rico, pursuant to the right of shareholders as embodied in Section 15(a)(3) of the Investment Company Act of 1940, such termination to be effective no more than sixty days following the date of shareholder approval thereof.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The percentages used herein are based upon 27,070,104 shares of common stock outstanding, as disclosed in the Shareholder Report.

A. As of the close of business on May 22, 2026, Ocean Capital beneficially owned 2,016,841.00 shares of Common Stock representing approximately 7.4% of the outstanding Common Stock of the Issuer.

B. As of the close of business on May 22, 2026, William Heath Hawk beneficially owned 2,016,841.00 shares of Common Stock representing approximately 7.4% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Ocean Capital LLC

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,016,841.00

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,016,841.00

B. William Heath Hawk

1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,016,841.00

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,016,841.00
Transactions in the class effected during the past sixty days:
A. The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. The transactions in the shares of Common Stock by W. Heath Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (05/22/2026)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (05/22/2026)